Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

The following are excerpts of communications that were provided to Dow employees on May 4, 2016.

For the past decade, Dow has been working to transform into a high-growth company by going narrower and deeper into select growing, high-value markets where our technology and innovation are rewarded. Now Dow is embarking on the next phase of its transformation – the merger of Dow and DuPont and subsequent intended spins into three new companies that will redefine their respective industries.

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The DowDuPont merger and subsequent spins offer a tremendous opportunity for Dow and will be a game-changer for the industry. As we work through the process, employees should remain focused on operating safely and delivering Dow’s 2016 business priorities and commitments.

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ANDREW N. LIVERIS - CHAIRMAN AND CEO, DOW:

•	Welcome to the “Merger Moment” … the first of many communications we plan to share with you over the coming months about progress on the DowDuPont merger and the subsequent intended spins.

•	The video we just watched gave a snapshot of the exciting changes to come. … The value. … The accelerated growth we can expect when we unleash “The Power of 3.”

•	The merger with DuPont, which we expect to close by the end of this year, and then the “3” intended spins, represents the “Power of 3” – our accelerated growth.

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•	The DowDuPont merger and subsequent spins offers a tremendous opportunity for Dow and will be a game-changer for the industry.

•	This transaction is the realization of a vision we have had for more than a decade to transform Dow into a high-value, high-growth, more stable earnings company.

JIM FITTERLING - PRESIDENT AND CHIEF OPERATING OFFICER, DOW:

•	I think it would be worth spending a few minutes to review the foundation. What are the intended spins, and what will fall into which company?

•	We expect the DowDuPont transaction to unlock exceptional value – an estimated $30 billion in market value.

•	Shareholders will benefit from substantial value capture as the two companies come together. And we expect even more value once the intended spins are completed.

•	Each company – MaterialsCo, which will be named Dow; AgCo, which will feature the DuPont in the company’s name; and SpecialtyCo – will have a stronger, more distinct focus. They will have unique growth strategies, differentiated technologies and enhanced scale.

•	Each business will be able to allocate capital more effectively, apply its innovation more productively and expand its markets more broadly.

•	The intended spins will create greater opportunity for growth. Think about it – a combined portfolio … a stronger focus for each intended spin … customers will benefit from superior solutions, complementary offerings and expanded choices.

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•	There are three important milestones of this transaction. Each will be vital in reaching our promising future:

•	Preparing for the Merger Close and Intended Spins;

•	Standing Up the Intended Spins; and then

•	Completing the Intended Spins

•	Currently we are in the Preparation stage and we are making significant progress.

•	Let me walk you through a quick update on what we have achieved so far.

•	At the end of 2015, Dow and DuPont signed the initial agreement to merge.

•	The merger close is still targeted to occur before the end of this year, and we are on track with all necessary regulatory filings and timelines.

•	We have formed a Joint Implementation Management Office, with members from both Dow and DuPont to oversee and drive the integration process.

•	The purpose of this Joint Implementation Team is to ensure speedy and well-orchestrated execution of the transaction and close.

•	We have appointed dedicated sub-teams from both companies to begin working on preparations. These sub-teams are focused on everything from governance issues to sourcing and purchasing.

•	The sub-teams have been meeting regularly and are progressing well … working to ensure the smoothest transition possible.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (File No. 333-209869) (as may be amended from time to time, the “Preliminary Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also will constitute a prospectus of DowDuPont. These materials are not final and may be amended. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC.

INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Preliminary Registration Statement and the definitive versions of these materials and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Preliminary Registration Statement, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Preliminary Registration Statement, which are filed with the SEC. A more complete description will be available in the definitive registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of

Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Preliminary Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Preliminary Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.